UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity	% of participation
					Same type of Shares	Total
Common Shares				1,105,521,474	64.6426	32.3213
Non-Voting Shares				17,410,374	1.0180	0.5090
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	16-Jul	110,552,147
Common Shares		Total		110,552,147
Non-Voting Shares		Bonus Stock	16-Jul	1,741,036
Non-Voting Shares		Total		1,741,036
Closing Balance
Type of Securities/Derivatives				Quantity	% of participation
					Same type of Shares	Total
Common Shares				1,216,073,621	64.6426	32.3213
Non-Voting Shares				19,151,410	1.0180	0.5090

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				11,860,520		0.6935	0.3467
Non-Voting Shares				16,531,150		0.9666	0.4833
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	16-Jul	1,159,976
Common Shares		Total		1,159,976
Non-Voting Shares		Bonus Stock	16-Jul	1,652,800
Non-Voting Shares		Total		1,652,800
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	16-Jul	26,074
Common Shares		Total		26,074
Non-Voting Shares		Bonus Stock	16-Jul	310
Non-Voting Shares		Total		310
Common Shares		Buy	28-Jul	700	24.80	R$ 17,360.00
Common Shares		Buy	28-Jul	2,800	24.82	R$ 69,496.00
Common Shares		Buy	28-Jul	1,000	24.83	R$ 24,830.00
Common Shares		Buy	28-Jul	1,900	24.84	R$ 47,196.00
Common Shares		Buy	28-Jul	9,900	24.85	R$ 246,015.00
Common Shares		Buy	28-Jul	2,200	24.86	R$ 54,692.00
Common Shares		Buy	28-Jul	7,000	24.88	R$ 174,160.00
Common Shares		Buy	28-Jul	1,000	24.89	R$ 24,890.00
Common Shares		Buy	28-Jul	1,000	24.90	R$ 24,900.00
Common Shares		Buy	28-Jul	3,000	24.91	R$ 74,730.00
Common Shares		Buy	28-Jul	2,300	24.92	R$ 57,316.00
Common Shares		Buy	28-Jul	2,800	24.93	R$ 69,804.00
Common Shares		Buy	28-Jul	2,100	24.95	R$ 52,395.00
Common Shares		Buy	28-Jul	1,900	24.96	R$ 47,424.00
Common Shares		Buy	28-Jul	3,900	24.98	R$ 97,422.00
Common Shares		Total		43,500		R$ 1,082,630.00
Non-Voting Shares		Sell	28-Jul	80	31.00	R$ 2,480.00
Non-Voting Shares		Sell	28-Jul	800	31.01	R$ 24,808.00
Non-Voting Shares		Sell	28-Jul	1,000	31.02	R$ 31,020.00
Non-Voting Shares		Sell	28-Jul	200	31.03	R$ 6,206.00
Non-Voting Shares		Sell	28-Jul	800	31.04	R$ 24,832.00
Non-Voting Shares		Sell	28-Jul	1,000	31.05	R$ 31,050.00
Non-Voting Shares		Sell	28-Jul	3,000	31.07	R$ 93,210.00
Non-Voting Shares		Sell	28-Jul	300	31.08	R$ 9,324.00
Non-Voting Shares		Sell	28-Jul	3,000	31.09	R$ 93,270.00
Non-Voting Shares		Sell	28-Jul	6,700	31.10	R$ 208,370.00
Non-Voting Shares		Sell	28-Jul	1,000	31.11	R$ 31,110.00
Non-Voting Shares		Sell	28-Jul	800	31.12	R$ 24,896.00
Non-Voting Shares		Sell	28-Jul	1,200	31.13	R$ 37,356.00
Non-Voting Shares		Sell	28-Jul	4,400	31.15	R$ 137,060.00
Non-Voting Shares		Sell	28-Jul	3,600	31.16	R$ 112,176.00
Non-Voting Shares		Sell	28-Jul	3,000	31.17	R$ 93,510.00
Non-Voting Shares		Sell	28-Jul	200	31.18	R$ 6,236.00
Non-Voting Shares		Sell	28-Jul	800	31.19	R$ 24,952.00
Non-Voting Shares		Sell	28-Jul	2,000	31.22	R$ 62,440.00
Non-Voting Shares		Total		33,880		R$ 1,054,306.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				13,090,070		0.6958	0.3479
Non-Voting Shares				18,150,380		0.9648	0.4824

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				6		0.0256	0.0256
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				6		0.0256	0.0256
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				815,297		0.0476	0.0238
Non-Voting Shares				1,869,654		0.1093	0.0546
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Banco Bradesco S.A.	Bonus Stock	16-Jul	70,570
Common Shares		Total		70,570
Non-Voting Shares		Bonus Stock	16-Jul	143,833
Non-Voting Shares		Total		143,833
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	16-Jul	10,949
Common Shares		Total		10,949
Non-Voting Shares		Bonus Stock	16-Jul	43,118
Non-Voting Shares		Total		43,118
Non-Voting Shares		Buy	28-Jul	20	31.22	R$ 624.40
Non-Voting Shares		Buy	28-Jul	200	31.20	R$ 6,240.00
Non-Voting Shares		Total		220		R$ 6,864.40
Non-Voting Shares		Sell	29-Jul	15,400	32.00	R$ 492,800.00
Non-Voting Shares		Total		15,400		R$ 492,800.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				896,816		0.0476	0.0238
Non-Voting Shares				1,954,938		0.1039	0.0519

Observação:
Directors that were fired from Banco Bradesco S.A.
José Luiz Acar Pedro
Fernando Barbaresco
Marcos Villanova

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				9,130		0.0005	0.0002
Non-Voting Shares				149,010		0.0087	0.0043
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Banco Bradesco S.A.	Bonus Stock	16-Jul	126
Common Shares		Total		126
Non-Voting Shares		Bonus Stock	16-Jul	6,533
Non-Voting Shares		Total		6,533
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	16-Jul	786
Common Shares		Total		786
Non-Voting Shares		Bonus Stock	16-Jul	8,297
Non-Voting Shares		Total		8,297
Non-Voting Shares		Sell	1-Jul	700	28.55	R$ 19,985.00
Non-Voting Shares		Total		700		R$ 19,985.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,042		0.0005	0.0002
Non-Voting Shares				163,140		0.0086	0.0043

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		(x) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,065		0.0005	0.0002
Non-Voting Shares				14,905		0.0008	0.0004
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Banco Bradesco S.A.	Bonus Stock	16-Jul	1,006
Common Shares		Total		1,006
Non-Voting Shares		Bonus Stock	16-Jul	1,490
Non-Voting Shares		Total		1,490
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				11,071		0.0005	0.0002
Non-Voting Shares				16,395		0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010

BANCO BRADESCO S.A.

By:	/S/ Julio de Siqueira Carvalho de Araujo
Julio de Siqueira Carvalho de Araujo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.